

March 22, 2011

Maria Shostak
Chief Executive Officer and Chief Financial Officer
Cyber Supply Inc.
151-1201 LaRose Ave.
Canada M9B 1B3

> **Re:** **Cyber Supply Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2010**
> **Filed June 15, 2010**
> **File No. 0-53677**

Dear Ms. Shostak:

We issued comments to Cyber Supply Inc. on the above captioned filing on February 7, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 1, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 1, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823, if you have any questions. In her absence, please direct your questions to me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief